Mail Stop 3561

August 24, 2007

Marcello Bottoli, Chief Executive Officer
Samsonite Corporation
575 West Street
Mansfield, Massachusetts 02048

> **Re: Samsonite Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 27, 2007**
> **File No. 0-23214**

Dear Mr. Bottoli:

We have reviewed of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm for us that you will withdraw your registration statement on Form S-1, which you filed originally on May 19, 2006 with the file number 333-13427, if the merger discussed in this information statement closes as anticipated.

<u>The Merger, page 3</u>

<u>Background, page 3</u>

2. Please more clearly identify who initiated and participated in the bidder acquisition process and describe the context and nature of each material contact and action. Likewise, please revise to more clearly identify each person in attendance at each meeting. For example, where you state that "principal stockholders," "senior management," or "representatives of CVC" performed certain tasks or attended certain meetings, please identify the members of these groups to which you refer.

3. You state that during the week of May 28,2007, Merrill Lynch contacted eight potential buyers on your behalf to determine possible interest in an acquisition of you. Please revise to elaborate upon how Merrill Lynch selected the eight potential buyers. Further, please disclose the reason or reasons that Merrill Lynch sent letters to only four parties even though it contacted eight potential buyers initially.

4. We note that you received three preliminary bids for the acquisition and with the assistance of Merrill Lynch you selected two of the bidders to proceed to the second phase of the auction process. Based upon this disclosure, it appears that your discussions with these three bidders went beyond the preliminary inquiry stage. Therefore, please disclose the amount of all bids and, if any of the bids were greater than the bid proposed by CVC at that time, identify the bidder.

5. Further, you state that the decision to select only two of the bidders was based upon "several factors, including the price ranges reflected in their respective preliminary indications of interest, their ability to fund and close a transaction and the level of interest expressed by them." Please revise to elaborate upon the key terms of bids provided to you by the three bidders and why the third, unaccepted bid was rejected at this juncture.

6. In this regard, in the last paragraph on page 4, you state that "CVC's proposal appeared superior to that of the other bidder in terms of price, timing and risk." Please discuss the benefits and risks associated with the bid of the alternative bidder and indicate why this alternative was deemed inferior to Cameron Acquisition Corporation's bid.

<u>Reasons for the Merger, page 6</u>

7. We note the factors you have provided here, however, it is not clear in each instance how these factors supported your decision to recommend the transaction. For example, indicating that you considered "Cameron's ability to fund the

merger consideration and to close the transaction…" without disclosing how this factor assisted you in recommending the transaction is insufficient. Please revise to disclose the risk and benefit of each factor as it relates to your prospects as an independent entity and why you deemed each alternative inferior to the present transaction.

Opinion of Samsonite's Financial Advisor, page 8

8. We note your indication that Samsonite also retained Goldman Sachs to provide financial advisory services. Here or in an appropriate place in your information statement please revise your discussion to elaborate upon the services that were provided by Goldman Sachs.

9. We note your disclosure in the first paragraph on page 9 of the information statement and your disclosure in the last paragraph on page C-2 of Annex C that Merrill Lynch's "opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the company, Cameron Acquisitions Corporation, or any other party." We note this limitation on reliance by shareholders. Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted or corrected. Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion. Describe any applicable legal authority addressing the availability of such a potential defense. In the absence of any applicable legal authority, disclose that a court will resolve the availability of such a defense. Also disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors of Samsonite under applicable laws. Further, disclose that the availability of such a legal defense to Merrill Lynch would have no effect on the rights and responsibilities of the of the company's board of directors under the federal securities laws.

* * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile